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Exhibit 99.2

Edison Mission Energy
Illinois Plants — Funds Flow from Operations
Twelve Months Ended March 31, 2003
(In Millions) (Unaudited)

	Midwest Generation LLC	Edison Mission Overseas Co.	Edison Mission Midwest Holdings	Consolidation Adjustments (Note 2)	Sale Leaseback Adjustments (Note 1)	Edison Mission Midwest Holdings	Sale Leaseback Adjustments (Note 3)	Illinois Plants
	(SEC Reporting Basis)	(Consolidated)	(Parent)			(Consolidated)
Project Revenues
Electric revenues	$1,196	$—	$—	$—	$—	$1,196	$—	$1,196
Loss from price risk management	(1)	—	—	—	—	(1)	—	(1)

Total Operating revenues	1,195	—	—	—	—	1,195	—	1,195

Project Operating Expenses
Fuel	437	—	—	—	—	437	—	437
Plant operations	336	—	—	—	25	361	75	436
Asset impairment and other charges	70	—	—	—	—	70	—	70
Settlement of postretirement employee benefit liability	(71)	—	—	—	—	(71)	—	(71)
Depreciation and amortization	183	—	—	—	(25)	158	(43)	115
Administrative and general	25	1	1	(17)	—	10	—	10

Total operating expenses	980	1	1	(17)	—	965	32	997

Project Revenues less Operating Expenses	215	(1)	(1)	17	—	230	(32)	198

Project Other Income (Expense)
Interest and other income	(1)	1	2	—	—	2	—	2
Intercompany interest income (expense):
Edison Mission Energy	117	—	—	—	—	117	—	117
Edison Mission Overseas	(228)	228	—	—	—	—	—	—
Interest expense	(121)	—	(82)	—	33	(170)	88	(82)

Total other income (expense)	(233)	229	(80)	—	33	(51)	88	37

Income (Loss) before Income Taxes	(18)	228	(81)	17	33	179	56	235
Income Taxes	(7)	88	(31)	7	11	68	21	89

Net Income (Loss)	$(11)	$140	$(50)	$10	$22	$111	$35	$146

Funds Flow from Operations
Income (loss) before Income Taxes	($18)	$228	($81)	$17	$33	$179	56	$235
Add (deduct):
Depreciation and amortization	183	—	—	—	(25)	158	(43)	115
Asset impairment charge	25	—	—	—	—	25		25
Settlement of postretirement employee benefit liability	(71)	—	—	—	—	(71)	—	(71)

Funds Flow from Operations	$119	$228	($81)	$17	$8	$291	$13	$304

Note 1    Consolidation adjustment required to report the Collins leases as operating leases by Edison Mission Midwest Holdings and Subsidiaries in lieu of lease financings recorded by Midwest Generation LLC.

Note 2    Includes the push down of parent G&A for SEC reporting.

Note 3    Consolidation adjustment required to report the Powerton/Joliet leases as operating leases by Edison Mission Energy and Subsidiaries in lieu of lease financings recorded by Midwest Generation LLC.

The above schedule is provided as supporting financial information to the Funds Flow from Operations set forth in the Management's Discussion and Analysis of Financial Condition and Results of Operations. Illinois Plants is not a legal entity and accordingly, the above financial information for the Illinois Plants has not been prepared in accordance with generally accepted accounting standards.

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Edison Mission Energy Illinois Plants — Funds Flow from Operations Twelve Months Ended March 31, 2003 (In Millions) (Unaudited)